

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Jeff Clementz
Chief Executive Officer
Shift Technologies, Inc.
290 Division Street, Suite 400
San Francisco, California 94103

> **Re: Shift Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 18, 2022**
> **File No. 333-267601**

Dear Jeff Clementz:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

U.S. Federal Income Tax Consequences of the Merger, page 153

1.   Please revise both your disclosure and the opinion of counsel filed as Exhibit 8.1 to state clearly that the disclosure in the tax consequences sections of the prospectus is the opinion of counsel. Please refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 for guidance.

   Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc:  Martin Glass